THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 5



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of May 2000


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X     Form 40-F  ___
                                  ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes   ____    No   X
                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.
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                                       2


ANNOUNCEMENT OF NTT'S SALE OF U.S. SUBSIDIARY, PHOTONIC INTEGRATION RESEARCH INC. (PIRI)

  On May 10, 2000, the registrant announced that it, together with three other companies, sold shares in Photonic Integration Research, Inc. to Spectral Diode Laboratories Inc. (SDL) in exchange for SDL stock. Attached hereto is a press release describing the nature of the sale.

                                 SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NIPPON TELEGRAPH AND TELEPHONE
                                       CORPORATION



                                     By  /s/ KAZUTO TSUBOUCHI
                                         ---------------------------------
                                         Name:  Kazuto Tsubouchi
                                         Title: Senior Manager
                                                Investor Relations Group
                                                Department IV


Date: May 11, 2000

5/11/2000
FOR NEWS RELEASE


                NTT and MC ANNOUCE THE SALE OF U.S SUBSIDIARY,
                   PHOTONIC INTEGRATION RESEARCH INC. (PIRI)

Nippon Telegraph and Telephone Corporation (NTT), Mitsubishi Corporation (MC), Mitsubishi International Corporation (MIC) and Battelle (Memorial Institution), the sole equity shareholders of Photonic Integration Research, Inc. (PIRI), a privately owned company, have agreed to the sale of all PIRI shares to SDL Inc. in exchange for SDL stock. An agreement was signed on May 10, 2000, New York time.

    1.   Description of PIRI
         (a) Date of Foundation     July, 1987
         (b) Chief Officer          Tadashi Miyashita
         (c) Location               Columbus, Ohio
         (d) Capital                US $8.1M
         (e) Shareholders Equity
             (Paid-in-capital)      NTT                                    49%
                                    MC                                     31%
                                    MIC                                    10%
                                    Battelle                               10%
         (f) Business               R&D, manufacturing and sale of optical
                                    waveguide products and related
                                    components/products
         (g) Employees              133

    2.   Total Sales Price          US $1.49 billion in SDL stock

    3.   Closing Date               June, 2000

    4.   Miscellaneous              NTT will receive US $310 million in SDL
                                    stock as a royalty fee for technology
                                    license.

Contacts:
Masaki Nakashima, Senior Manager
Naoki Shibutani, Manager
1st Department
Nippon Telegraph and Telephone Corporation
(03)5205-5107

Yasuhito Hirota
Press Relations Office
Corporate Communications Dept.
Mitsubishi Corporation
03-3210-2175
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                                                                      Attachment



1.   About PIRI

      PIRI was founded in 1987 by NTT, MC, MIC and Battele for R&D, manufacturing and sale of optical waveguide products and related components/products in the US market. With a help of technology transfer from NTT, PIRI has developed optical waveguide products and has been selling them in worldwide. By a growing demand for the broadband network since 1997, demand for PIRI's core product, AWG(Arrayed-Waveguide Grating), which is used for DWDM(Dense Wavelength Division Multiplexing) has expanded very rapidly and PIRI has succeeded in clearing its accumulated debt.

2.   Description of SDL

           (a) Date of Foundation   1983
           (b) Chief Officer        Donald R. Scifres
           (c) Location             California. USA
           (d) Capital              US $93.2M (Listed on NASDAQ)
           (e) Business             R&D, manufacturing and sale of laser
                                    equipment and optical network equipment
           (f) Results in 1999      Sales: US $187M, Net Income: US $25M
                                    (unaudited)

                                     * * *